Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
April 19, 2010

China Life Insurance Company Limited
(Translation of registrant’s name into English)
16 Financial Street
Xicheng District
Beijing 100033, China
Tel: (86-10) 6363-3333
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Commission File Number 001-31914
On April 16, 2010, China Life Insurance Company Limited published its annual report as required under the rules of the Hong Kong Stock Exchange for the year ended December 31, 2009, a copy of which is attached as Exhibit 99.1 hereto.
Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 21E of U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008 filed with the U.S. Securities and Exchange Commission, or SEC, on April 28, 2009; and in the Company’s other filings with the SEC.
The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no duty to update such information, except as required under applicable law.
EXHIBIT LIST

Exhibit	Description

99.1	Annual Report, dated April 16, 2010

Commission File Number 001-31914
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)
	By:	/s/ Wan Feng
(Signature)
April 19, 2010		Name:	Wan Feng
		Title:	President and Executive Director